Faegre Drinker Biddle & Reath LLP

1500 K Street, N.W., Ste. 1100

Washington, DC 20005, USA

www.faegredrinker.com

April 30, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Kernan and Anu Dubey

Re:	Privacore PCAAM Alternative Growth Fund (the “Fund”)
File Nos. 811-23960; 333-285134

Dear Mr. Kernan and Ms. Dubey,

The following responds to the staff’s accounting and disclosure comments provided via telephone on March 19, 2025, and March 20, 2025, respectively, in connection with your review of the registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended (“Securities Act”), on February 21, 2025.

The Fund will make the changes to its disclosure discussed below in a pre-effective amendment to the Fund’s Registration Statement (the “Amended Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow the Staff’s comments. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

Prospectus

Investment Objectives and Strategies — Types of Investment Structures — Secondary Investment Funds (page 21)

1.	Comment: Please enhance the disclosure on page 21, which states that “Secondary investment funds acquired at a discount may result in unrealized gains at the time the fund next calculates its NAV,” to clarify that this would occur only to the extent that the acquisition price no longer is representative of the determinable fair value, which would justify the use of NAV as a practicable expedient for fair value.

Response: In the Amended Registration Statement, the Fund will add language clarifying that (added text underlined and bolded) “Secondary Investment Funds acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV to the extent that the Valuation Designee (as defined below) determines that the acquisition price is no longer representative of fair value and applies NAV as a practical expedient for fair value following the Fund’s Pricing and Fair Valuation Policies and Procedures adopted by the Board.

General Comment

2.	Comment: We note that many portions of your filing containing financial information are incomplete or to be updated by amendment, including audited financial statements and a related auditor consent. We may have additional comments on such portions of the filing when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added to any amendments.

Response: The Fund will update any missing information, respond to Staff comments, and file updated exhibits in the Amended Registration Statement. As discussed, the Fund intends to raise its initial capital under Section 14(a)(3) of the 1940 Act and will (i) include with Parts A and B of the Amended Registration Statement the Fund’s financial statements for the period from June 28, 2024 (commencement of operations) to December 31, 2024, which have been audited by PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm and (ii) undertake to file a post-effective amendment to the Registration Statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons.

DISCLOSURE COMMENTS

Prospectus

Cover Page

1.	Comment: Please include the legend required by Rule 481 under the Securities Act.

Response: Respectfully, the legend required by Rule 481 under the Securities Act is already provided for in the last paragraph of the cover page. Accordingly, the Fund has not made the requested change in the Amended Registration Statement.

2.	Comment: Confirm to us in the letter that the private offering of shares is no longer occurring or explain to us why the private offering should not be integrated with public offering of fund shares under this Form N-2. See Rule 152 under the Securities Act.

Response: The Fund confirms that the private offering of shares has completed.

3.	Comment: Please include an offering table per Item 1.1.g of Form N-2.

Response: The Fund will make the requested change in the Amended Registration Statement.

Prospectus Summary – Question 1

4.	Comment: In the second paragraph of the answer which discusses the investment objective of the Fund, please create another sentence for the second half of the sentence to reconcile the objectives that are disclosed on the cover page.

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement.

5.	Comment: The last sentence of the second paragraph of the answer states, “[t]he Fund’s investments are expected to include:” If this is an existing operating fund, please delete “expected to.”

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement.

6.	Comment: The first bullet point under the second paragraph of the answer refers to “closed-end private funds.” Please confirm if this disclosure is referring to funds registered under the 1940 Act, or if it is referring to funds that are using an exclusion from the 1940 Act or both? Please clarify.

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement. However, since the Staff’s comment applies as noted elsewhere in the Amended Registration Statement, the Fund supplementally confirms that closed-end private funds or “Portfolio Funds” as used in the Registration Statement, refers private funds that are excluded from the definition of “investment company” under the 1940 Act.

7.	Comment: The fourth paragraph of the answer states the following: “The Fund aims to provide a consolidated, diversified investment solution by pursuing investments in areas that might not be easily accessible to individual investors…” [emphasis added] Please remove reference to diversified or add disclosure to explain what diversified means in this context.

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement. However, since the Staff’s comment applies as noted elsewhere in the Amended Registration Statement, the Fund will remove “diversified” from the sentence in the Amended Registration Statement.

Prospectus Summary – Question 2

8.	Comment: The sixth sentence in the first paragraph of the answer states that the “firm is a joint venture...” Specify which entity the “firm” refers to by name.

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement.

Prospectus Summary – Question 5

9.	Comment: The second to last bullet point of the answer, states, in part, that the “Portfolio will be deliberately allocated to …. greater return dispersion and offer premia for selection.” [emphasis added]. Revise those words to be in plain English or explain what they mean. See Rule 421(b)(4) under the Securities Act.

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement.

Prospectus Summary – Question 8

10.	Comment: In the first bullet of the answer, briefly disclose what “real assets” are.

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement.

Prospectus Summary – Question 11

11.	Comment: In reference to the second paragraph of the answer, please disclose that there is no assurance that such exemptive relief will be granted.

Response: In response to the Staff’s request at Comment 12 to consolidate the Prospectus Summary and Fund Summary into a single summary, the Fund has removed the Q&A section from the Amended Registration Statement.

Fund Summary — General Comment

12.	Comment: Please combine the prospectus summary and fund summary into a single summary. See to Item 3.2 of Form N-2, which refers to “a synopsis.”

Response: The Fund will make the requested change in the Amended Registration Statement.

Fund Summary — Investment Objectives and Strategies (page 10)

13.	Comment: In the first sentence of the second paragraph, please change “objectives” to “objective.”

Response: The Fund will make the requested change in the Amended Registration Statement.

Fund Summary — Fees and Expenses (page 11)

14.	Comment: The first sentence of this section states “[t]he Fund’s expenses incurred and to be incurred in connection with the Fund’s organization are not expected to exceed $400,000.” Please review and update this section, if necessary, given the Fund was organized last year.

Response: The Fund will delete the referenced sentence in the Amended Registration Statement.

Summary of Fund Expenses — Fee Table (pages 16-17)

15.	Comment: Please explain to us why the costs and charges will be disclosed under “Other Expenses” in the fee table when they are being allocated only to repurchasing Shareholders rather than being incurred by the Fund as an operating expense. Explain to us why the cost and charges are not being included in the line item showing the early withdrawal charges in the fee table.

Response: In the Fund’s response letter to Staff comments emailed on December 20, 2024, the Fund confirmed that other than the Early Repurchase Fee, that the Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds, if the Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges. The Fund confirms that such costs and charges will be appropriately disclosed under “Maximum Early Repurchase Fee” in the fee table.

16.	Comment: In footnote 8 of the fee table, please disclose the date the expense limitation agreement expires.

Response: The Fund will make the requested change in the Amended Registration Statement.

Financial Highlights

17.	Comment: Confirm if this section is accurate given the disclosure on page 18 in the Statement of Additional Information that says the financial highlights will be in the Fund’s annual report and that it is incorporated by reference.

Response: Please see the Fund’s response to Comment 2 above. With the Prospectus, the Fund will include audited financial highlights for the period from June 28, 2024 (commencement of operations) to December 31, 2024. The Fund’s fiscal year end is March 31, and the Fund’s first annual audit is underway. When complete, the Fund will file its annual report on Form N-CSR and file a post-effective amendment to the Registration Statement that will incorporate by reference the Fund’s audited financial statements appearing in its March 31, 2025 annual report.

Investment Objectives and Strategies — Target Asset Classes Overview — Private Real Estate (page 23)

18.	Comment: The last sentence of the first paragraph states, in part, that “returns may be 100% dependent on the appreciation of the asset.” Provide an explanation as to what “returns may be 100%” means and indicate what the percentage is based on.

Response: In the Amendment Registration Statement, the Fund will revise the sentence as follows (added text underlined and bolded; deleted text ~~stricken~~):

Ultimately, ~~the~~ returns from investments in private real estate may be driven entirely by ~~100% dependent on~~ the appreciation of the asset due to the repositioning/renovations undertaken by the Portfolio Fund Manager and resulting expected cash flows for the properties into the future.

General Risks — (page 29)

19.	Comment: Please use the word “principal” either in the heading of this section or in the introduction paragraph to indicate, as disclosed on page 67, that these are principal risks. See Item 8.3.a. of Form N-2.

Response: The Fund will make the requested change in the Amended Registration Statement.

Management of the Fund — Investment Management Agreement (page 70)

20.	Comment: In the last sentence of the second paragraph of this section, please insert “bad faith” into this list.

Response: The Fund will make the requested change in the Amended Registration Statement.

Distributor— (page 72)

21.	Comment: Tell us if FINRA will review distribution terms of this offering and if so, confirm to us that Fund has received no objection letter from FINRA.

Response: The Fund confirms that FINRA will review the distribution terms of this offering, and it has received no objection letter prior from FINRA.

22.	Comment: The eighth sentence of the third paragraph states that “[t]he Distributor does not receive compensation from the Fund for its distribution services but may receive compensation for its distribution services from the Adviser. Next, the second to last sentence of the same paragraph states that “[t]he Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class S Shares and Class D Shares to the Fund’s Distributor and/or other qualified recipients.” Please reconcile.

Response: The Fund will revise the disclosure as follows in the Amended Registration Statement (added text underlined and bold; deleted text ~~stricken~~):

“[t]he Distributor does not receive compensation from the Fund aside from distribution and servicing fees paid pursuant to the Distribution and Service Plan for its distribution services. ~~but~~ The Distributor may receive compensation for its distribution services from the Adviser.”

Outstanding Securities — (page 81)

23.	Comment: Response 35 in the Fund’s August 2024 letter responding to Staff comments describes the Fund’s seed investors. Please tell us who the unaffiliated seed investors are in addition to Janus Henderson.

Response: The Fund’s unaffiliated seed investors are individuals and family offices who had a pre-existing relationship with Partners Capital or were introduced to Partners Capital through its network.

Repurchase Procedure — (pages 84-86)

24.	Comment: Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information such as how tender offers will be funded, any general frequency of tender offers (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when a definitive tender offer is made.

Response: The Fund will revise the disclosure as requested in the Amended Registration Statement.

25.	Comment: The last sentence of the last paragraph in this section states: “it would be in the best interests of the Fund for the Fund to cause a mandatory redemption of such Shares in circumstances where the Board determines that doing so is in the best interests of the Fund in a manner as will not discriminate unfairly against any Shareholder.” Please be more specific as to what would be in the best interest of the Fund that would result in such a mandatory redemption.

Response: The Fund respectfully notes that the mandatory repurchase provisions exist for the protection of all shareholders, and any action would be subject to the approval of the Board, a majority of which consists of trustees who are not “interested persons” of the Fund (as defined in the 1940 Act). The Board is subject to a fiduciary duty to the Fund. Although the Fund believes that any mandatory repurchases are unlikely, the below-referenced disclosure, as well as all other bulleted bases for mandatory repurchases, currently address certain exigent circumstances pursuant to which the Board may deem it in the best interests of the Fund to effect a mandatory repurchase of Shares. The Registration Statement states the following:

“In accordance with the terms and conditions of the Declaration of Trust, the Fund may cause a mandatory redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, in the event that the Board determines or has reason to believe, in its sole discretion, that: (i) that Shareholder or person’s Shares have been transferred to, or has vested in, any person, by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of a Shareholder; (ii) ownership of the Shares by such Shareholder or other person will cause the Fund to be in violation of, or subject the Fund or the Advisers to additional registration or regulation under the securities, commodities, or other laws of the United States or any other jurisdiction; (iii) continued ownership of the Shares by such Shareholder may be harmful or injurious to the business or reputation of the Fund or the Advisers, or may subject the Fund or any Shareholders or to an undue risk of adverse tax or other fiscal consequences; (iv) any representation or warranty made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true, or the Shareholder has breached any covenant made by it in connection with the acquisition of Shares; or (v) it would be in the best interests of the Fund for the Fund to cause a mandatory redemption of such Shares in circumstances where the Board determines that doing so is in the best interests of the Fund in a manner as will not discriminate unfairly against any Shareholder.”

These circumstances may include, for example, where due to the death of a shareholder, Shares have transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements. Any such mandatory repurchase of the Shares will be effected in accordance with Section 23(c) of the 1940 Act and the conditions thereunder.

Statement of Additional Information

Board of Trustees and Officers — Leadership Structure and Oversight Responsibilities (page 6)

26.	Comment: Disclose whether or not there is a lead independent trustee. See Item 18.5.a of Form N-2.

Response: It is not currently anticipated that there will be a lead independent trustee. The Fund will revise the disclosure accordingly in the Amended Registration Statement.

Control Person and Principal Shareholders — (page 17)

27.	Comment: Please provide a completed table in the Fund’s response letter.

Response: The table below will be included in in the Amended Registration Statement:

Class I Shares*

Name & Address**	Percentage of Fund
JANUS HENDERSON INVESTORS US LLC	48.83%

QENA CAPITAL PARTNERS OFFSHORE MASTER FUND LP	8.70%

AP FUND ONE LLC	8.70%

MBR CAPITAL LLC	5.11%

TSC	5.97%

*as of March 31, 2025

** The shareholder listed may be contacted at c/o Privacore Capital Advisors LLC, attn: Compliance Department, 1411 Broadway, New York, New York, 10018.

Financial Statements — (page 18)

28.	Comment: Include a hyperlink to the Fund’s annual report. See Rule 0-4(d) under the 1940 Act.

Response: Please see response 17 above. The Fund will include a hyperlink to the Fund’s annual report as appropriate based on timing.

Part C

Financial Statement and Exhibits — (pages C-1 - C-8)

29.	Comment: If the distribution agreement will be finalized before the last pre-effective amendment is filed, please file the finalized distribution agreement as an exhibit.

Response: The Fund will file the finalized distribution agreement as an exhibit to the Registration Statement as soon as it is available.

30.	Comment: In part 4 of “Item 34 – Undertakings,” please include the undertakings set forth at Item 34.4 of Form N-2 if the Fund intends to rely on Rule 430(A) under the Securities Act.

Response: The Fund confirms that it is relying on Rule 430(A) under the Securities Act and will include the Item 34.4 undertakings in the Amended Registration Statement.

31.	Comment: In part 7 of “Item 34 – Undertakings,” please insert the words “prospectus or” after the word “any.”

Response: The Fund will make the requested change in the Amended Registration Statement.

32.	Comment: Please identify the chief accounting officer or comptroller. See Section 6(a) of Securities Act.

Response: Respectfully, the Fund notes that under Section 6(a) of the Securities Act, “any security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions…” [emphasis added]. The Registration Statement identifies and is signed by the Fund’s Principal Executive Officer and its Treasurer and Principal Financial Officer.

33.	Comment: Please remove or revise assumption #1 to the counsel’s legal opinion. See Staff Legal Bulletin 19 at II.B.3.a in the fourth bullet point. Or alternatively, explain us why that assumption #1 is appropriate.

Response: The Fund confirms that it will file a so revised legal opinion with the Amended Registration Statement.

*   *   *   *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson